No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On April 27, 2018, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2018.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on April  27, 2018, resolved to make a distribution of surplus (quarterly dividends), the record date of which is March 31, 2018.

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on April  27, 2018, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 9, 2018

April 27, 2018

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2018

Tokyo, April 27, 2018 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2018.

Fourth Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal fourth quarter ended March 31, 2018 totaled JPY 107.7 billion, an increase of 12.3% from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 60.59, an increase of JPY 7.35 from the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,914.7 billion, an increase of 4.0% from the same period last year, due primarily to increased sales revenue in all business operations, despite unfavorable foreign currency translation effects.

Consolidated operating profit for the quarter amounted to JPY 126.8 billion, a decrease of 8.2% from the same period last year, due primarily to increased SG&A expenses and unfavorable foreign currency effects, despite continuing cost reduction efforts.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 57.9 billion, an increase of 19.2% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 190.4 billion, an increase of 1.8% from the corresponding period last year, mainly due to increased share of profit of investments accounted for using the equity method.

Fiscal Year Results

Honda’s consolidated profit for the year attributable to owners of the parent for the fiscal year ended March 31, 2018 totaled JPY 1,059.3 billion, an increase of 71.8% from the previous fiscal year, mainly due to impacts of the enactment of the U.S. Tax Cuts and Jobs Act. Earnings per share attributable to owners of the parent for the year amounted to JPY 590.79, an increase of JPY 248.69 from the previous fiscal year.

Consolidated sales revenue for the year amounted to JPY 15,361.1 billion, an increase of 9.7% from the previous fiscal year, due primarily to increased sales revenue in all business operations as well as favorable foreign currency translation effects.

Consolidated operating profit for the year amounted to JPY 833.5 billion, a decrease of 0.9% from the previous fiscal year, due primarily to increased SG&A expenses, the loss related to the settlement of multidistrict class action litigation and the reverse effect from the impact of pension plan amendments in the previous fiscal year, despite an increase in sales revenue and model mix and continuing cost reduction efforts.

Share of profit of investments accounted for using the equity method for the year amounted to JPY 247.6 billion, an increase of 50.3% from the previous fiscal year.

Consolidated profit before income taxes for the year totaled JPY 1,114.9 billion, an increase of 10.7% from the previous fiscal year, mainly due to increased share of profit of investment accounted for using the equity method.

Consolidated Statements of Financial Position for the Fiscal Year Ended March 31, 2018

Total assets increased by JPY 391.0 billion, to JPY 19,349.1 billion from March 31, 2017, mainly due to increased Inventory and Receivables from financial services. Total liabilities decreased by JPY 273.4 billion, to JPY 11,115.0 billion from March 31, 2017, mainly due to decreased Deferred tax liabilities and foreign currency translation effects, despite increased Financial liabilities and Trade payables. Total equity increased by JPY 664.4 billion, to JPY 8,234.0 billion from March 31, 2017 due mainly to an increase in Retained earnings, despite a decrease attributable to acquisition of the Company’s own shares.

Consolidated Statements of Cash Flow for the Fiscal Year Ended March 31, 2018

Consolidated cash and cash equivalents on March 31, 2018 increased by JPY 150.5 billion from March 31, 2017, to JPY 2,256.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 987.6 billion for the fiscal year ended March 31, 2018. Cash inflows from operating activities increased by JPY 102.5 billion compared with the previous fiscal year due mainly to an increase in cash received from customers, despite increased payments for parts and raw materials.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 615.1 billion. Cash outflows from investing activities decreased by JPY 35.5 billion compared with the previous fiscal year, due mainly to a decrease in Payments for additions to property, plant and equipment.

Cash flow from financing activities

Net cash used in financing activities amounted to JPY 174.3 billion. Cash outflows from financing activities increased by JPY 289.7 billion compared with the previous fiscal year, due mainly to a decrease in proceeds from financing liabilities and purchases of treasury stock.

Forecasts for the Fiscal Year Ending March 31, 2019

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2019, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2019

	Yen (billions)	Changes from FY2018
Sales revenue	15,600.0	+1.6%
Operating profit	700.0	-16.0%
Profit before income taxes	920.0	-17.5%
Profit for the year	635.0	-43.7%
Profit for the year attributable to owners of the parent	570.0	-46.2%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	322.42

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 105 for the full year ending March 31, 2019.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2019 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+40.5
Cost reduction, the effect of raw material cost fluctuations, etc.	+67.0
SG&A expenses	-51.0
R&D expenses	-22.0
Currency effect	-207.0
Settlement of multidistrict class action litigation*	+53.7
Restitution income*	-14.7

Operating profit compared with fiscal year 2018	-133.5

Share of profit of investments accounted for using the equity method	-32.6
Finance income and finance costs	-28.7

Profit before income taxes compared with fiscal year 2018	-194.9

* Litigation settlement and restitution income related to airbag inflator included in SG&A expenses in fiscal year 2018

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Dividend per Share of Common Stock

Fiscal fourth quarter dividend is JPY 27 per share of common stock. The total annual dividend per share of common stock for the fiscal year ending March 31, 2018, is JPY 100 per share.

The Company expects to distribute quarterly cash dividends of JPY 27 per share for each quarter for the fiscal year ending March 31, 2019. As a result, total cash dividends for the fiscal year ending March 31, 2019 are expected to be JPY 108 per share.

Basic Rationale for Selection of Accounting Standards

The Company adopted IFRS for the Company’s consolidated financial statements from the year ended March 31, 2015 which have been included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

Consolidated Financial Summary

For the three months and the years ended March 31, 2017 and 2018

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2017	Three months ended Mar. 31, 2018	Year ended Mar. 31, 2017	Year ended Mar. 31, 2018
Sales revenue	3,763,434	3,914,728	13,999,200	15,361,146
Operating profit (loss)	138,102	126,826	840,711	833,558
Profit (loss) before income taxes	186,993	190,448	1,006,986	1,114,973
Profit (loss) for the period attributable to owners of the parent	95,959	107,745	616,569	1,059,337

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	53.24	60.59	342.10	590.79

[1] Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2017	Mar. 31, 2018
Assets
Current assets:
Cash and cash equivalents	2,105,976	2,256,488
Trade receivables	764,026	800,463
Receivables from financial services	1,878,938	1,840,699
Other financial assets	149,427	213,177
Inventories	1,364,130	1,523,455
Other current assets	292,970	291,006

Total current assets	6,555,467	6,925,288

Non-current assets:
Investments accounted for using the equity method	597,262	679,517
Receivables from financial services	3,070,615	3,117,364
Other financial assets	364,612	436,555
Equipment on operating leases	4,104,663	4,088,133
Property, plant and equipment	3,200,378	3,062,433
Intangible assets	778,192	741,514
Deferred tax assets	121,509	129,338
Other non-current assets	165,425	169,022

Total non-current assets	12,402,656	12,423,876

Total assets	18,958,123	19,349,164

Liabilities and Equity
Current liabilities:
Trade payables	1,183,344	1,224,627
Financing liabilities	2,786,928	2,917,261
Accrued expenses	417,736	404,719
Other financial liabilities	119,784	115,405
Income taxes payable	45,507	53,595
Provisions	348,095	305,994
Other current liabilities	527,448	602,498

Total current liabilities	5,428,842	5,624,099

Non-current liabilities:
Financing liabilities	4,022,190	3,881,749
Other financial liabilities	47,241	60,005
Retirement benefit liabilities	494,131	404,401
Provisions	248,935	220,625
Deferred tax liabilities	900,450	629,722
Other non-current liabilities	246,708	294,468

Total non-current liabilities	5,959,655	5,490,970

Total liabilities	11,388,497	11,115,069

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,189)	(113,271)
Retained earnings	6,712,894	7,611,332
Other components of equity	351,406	178,292

Equity attributable to owners of the parent	7,295,296	7,933,538
Non-controlling interests	274,330	300,557

Total equity	7,569,626	8,234,095

Total liabilities and equity	18,958,123	19,349,164

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended March 31, 2017 and 2018

	Yen (millions)
	Three months ended Mar. 31, 2017	Three months ended Mar. 31, 2018
Sales revenue	3,763,434	3,914,728
Operating costs and expenses:
Cost of sales	(2,928,589)	(3,073,933)
Selling, general and administrative	(474,572)	(494,956)
Research and development	(222,171)	(219,013)

Total operating costs and expenses	(3,625,332)	(3,787,902)

Operating profit (loss)	138,102	126,826

Share of profit of investments accounted for using the equity method	48,581	57,920
Finance income and finance costs:
Interest income	9,250	10,997
Interest expense	(3,687)	(3,677)
Other, net	(5,253)	(1,618)

Total finance income and finance costs	310	5,702

Profit (loss) before income taxes	186,993	190,448
Income tax expense	(75,681)	(68,730)

Profit (loss) for the period	111,312	121,718

Profit (loss) for the period attributable to:
Owners of the parent	95,959	107,745
Non-controlling interests	15,353	13,973

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	53.24	60.59

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2017 and 2018

	Yen (millions)
	Three months ended Mar. 31, 2017	Three months ended Mar. 31, 2018
Profit (loss) for the period	111,312	121,718
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	46,593	37,554
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	4,665	(9,129)
Share of other comprehensive income of investments accounted for using the equity method	1,619	(664)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(127,471)	(308,991)
Share of other comprehensive income of investments accounted for using the equity method	9,444	(8,413)

Total other comprehensive income, net of tax	(65,150)	(289,643)

Comprehensive income for the period	46,162	(167,925)

Comprehensive income for the period attributable to:
Owners of the parent	34,820	(173,095)
Non-controlling interests	11,342	5,170

Consolidated Statements of Income

For the years ended March 31, 2017 and 2018

	Yen (millions)
	Year ended Mar. 31, 2017	Year ended Mar. 31, 2018
Sales revenue	13,999,200	15,361,146
Operating costs and expenses:
Cost of sales	(10,865,848)	(12,000,581)
Selling, general and administrative	(1,601,212)	(1,775,151)
Research and development	(691,429)	(751,856)

Total operating costs and expenses	(13,158,489)	(14,527,588)

Operating profit	840,711	833,558

Share of profit of investments accounted for using the equity method	164,793	247,643
Finance income and finance costs:
Interest income	32,389	41,191
Interest expense	(12,471)	(12,970)
Other, net	(18,436)	5,551

Total finance income and finance costs	1,482	33,772

Profit before income taxes	1,006,986	1,114,973
Income tax expense	(327,592)	13,666

Profit for the year	679,394	1,128,639

Profit for the year attributable to:
Owners of the parent	616,569	1,059,337
Non-controlling interests	62,825	69,302

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	342.10	590.79

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2017 and 2018

	Yen (millions)
	Year ended Mar. 31, 2017	Year ended Mar. 31, 2018
Profit for the year	679,394	1,128,639
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	58,154	13,344
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	22,707	19,288
Share of other comprehensive income of investments accounted for using the equity method	3,262	1,688
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	8,064	(204,184)
Share of other comprehensive income of investments accounted for using the equity method	(22,644)	10,620

Total other comprehensive income, net of tax	69,543	(159,244)

Comprehensive income for the year	748,937	969,395

Comprehensive income for the year attributable to:
Owners of the parent	696,079	899,545
Non-controlling interests	52,858	69,850

[3] Consolidated Statements of Changes in Equity

	Yen (millions)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non- controlling interests	Total equity
Balance as of April 1, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Comprehensive income for the year
Profit for the year				616,569		616,569	62,825	679,394
Other comprehensive income, net of tax					79,510	79,510	(9,967)	69,543

Total comprehensive income for the year				616,569	79,510	696,079	52,858	748,937
Reclassification to retained earnings				64,219	(64,219)	—		—
Transactions with owners and other
Dividends paid				(162,205)		(162,205)	(47,716)	(209,921)
Purchases of treasury stock			(12)			(12)		(12)
Disposal of treasury stock			1			1		1
Equity transactions and others							(1,167)	(1,167)

Total transactions with owners and other			(11)	(162,205)		(162,216)	(48,883)	(211,099)

Balance as of March 31, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Comprehensive income for the year
Profit for the year				1,059,337		1,059,337	69,302	1,128,639
Other comprehensive income, net of tax					(159,792)	(159,792)	548	(159,244)

Total comprehensive income for the year				1,059,337	(159,792)	899,545	69,850	969,395
Reclassification to retained earnings				13,322	(13,322)	—		—
Transactions with owners and other
Dividends paid				(174,221)		(174,221)	(43,623)	(217,844)
Purchases of treasury stock			(87,083)			(87,083)		(87,083)
Disposal of treasury stock			1			1		1
Equity transactions and others								—

Total transactions with owners and other			(87,082)	(174,221)		(261,303)	(43,623)	(304,926)

Balance as of March 31, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2017	Year ended Mar. 31, 2018
Cash flows from operating activities:
Profit before income taxes	1,006,986	1,114,973
Depreciation, amortization and impairment losses excluding equipment on operating leases	674,329	713,093
Share of profit of investments accounted for using the equity method	(164,793)	(247,643)
Finance income and finance costs, net	(55,911)	13,218
Interest income and interest costs from financial services, net	(119,953)	(127,529)
Changes in assets and liabilities
Trade receivables	49,217	(41,778)
Inventories	(72,144)	(202,916)
Trade payables	12,999	69,429
Accrued expenses	50,339	(2,700)
Provisions and retirement benefit liabilities	(252,837)	(28,945)
Receivables from financial services	40,525	(174,438)
Equipment on operating leases	(435,503)	(158,337)
Other assets and liabilities	71,940	11,602
Other, net	998	9,314
Dividends received	121,770	161,106
Interest received	220,947	245,095
Interest paid	(99,607)	(115,317)
Income taxes paid, net of refunds	(164,229)	(250,556)

Net cash provided by (used in) operating activities	885,073	987,671
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(494,132)	(415,563)
Payments for additions to and internally developed intangible assets	(143,320)	(156,927)
Proceeds from sales of property, plant and equipment and intangible assets	18,710	15,042
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	(2,835)	—
Payments for acquisitions of investments accounted for using the equity method	(547)	(2,450)
Proceeds from sales of investments accounted for using the equity method	16,208	—
Payments for acquisitions of other financial assets	(222,464)	(280,236)
Proceeds from sales and redemptions of other financial assets	177,762	224,302
Other, net	—	719

Net cash provided by (used in) investing activities	(650,618)	(615,113)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,207,530	8,106,505
Repayments of short-term financing liabilities	(8,129,295)	(8,004,620)
Proceeds from long-term financing liabilities	1,902,448	1,689,596
Repayments of long-term financing liabilities	(1,622,603)	(1,609,554)
Dividends paid to owners of the parent	(162,205)	(174,221)
Dividends paid to non-controlling interests	(35,059)	(48,332)
Purchases and sales of treasury stock, net	(11)	(87,082)
Other, net	(45,382)	(46,626)

Net cash provided by (used in) financing activities	115,423	(174,334)
Effect of exchange rate changes on cash and cash equivalents	(1,358)	(47,712)

Net change in cash and cash equivalents	348,520	150,512
Cash and cash equivalents at beginning of year	1,757,456	2,105,976

Cash and cash equivalents at end of year	2,105,976	2,256,488

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and Development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and Development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and Development Manufacturing Sales and related services Others

1. Segment information based on products and services

For the three months ended March 31, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	453,755	2,691,069	517,716	100,894	3,763,434	—	3,763,434
Intersegment	—	55,669	3,437	13,987	73,093	(73,093)	—

Total	453,755	2,746,738	521,153	114,881	3,836,527	(73,093)	3,763,434

Segment profit (loss)	38,158	54,983	47,740	(2,779)	138,102	—	138,102

For the three months ended March 31, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	520,946	2,765,043	527,444	101,295	3,914,728	—	3,914,728
Intersegment	—	61,099	3,438	5,472	70,009	(70,009)	—

Total	520,946	2,826,142	530,882	106,767	3,984,737	(70,009)	3,914,728

Segment profit (loss)	54,830	26,776	48,251	(3,031)	126,826	—	126,826

As of and for the year ended March 31, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,716,165	10,086,816	1,878,094	318,125	13,999,200	—	13,999,200
Intersegment	—	169,850	13,188	31,567	214,605	(214,605)	—

Total	1,716,165	10,256,666	1,891,282	349,692	14,213,805	(214,605)	13,999,200

Segment profit (loss)	170,740	501,181	178,449	(9,659)	840,711	—	840,711

Segment assets	1,505,637	7,543,388	9,437,044	312,303	18,798,372	159,751	18,958,123
Depreciation and amortization	79,398	576,546	664,940	14,544	1,335,428	—	1,335,428
Capital expenditures	66,241	607,629	1,886,607	12,272	2,572,749	—	2,572,749
As of and for the year ended March 31, 2018
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,038,712	10,852,171	2,123,194	347,069	15,361,146	—	15,361,146
Intersegment	—	193,038	14,071	24,097	231,206	(231,206)	—

Total	2,038,712	11,045,209	2,137,265	371,166	15,592,352	(231,206)	15,361,146

Segment profit (loss)	267,015	373,840	196,067	(3,364)	833,558	—	833,558

Segment assets	1,533,367	7,879,769	9,409,243	314,838	19,137,217	211,947	19,349,164
Depreciation and amortization	74,128	616,321	748,503	15,164	1,454,116	—	1,454,116
Capital expenditures	63,927	514,910	1,801,554	14,243	2,394,634	—	2,394,634

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 530,809 million as of March 31, 2017 and JPY 519,780 million as of March 31, 2018 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended March 31, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	585,438	1,983,504	194,485	800,607	199,400	3,763,434	—	3,763,434
Inter-geographic areas	491,560	150,578	62,911	145,713	404	851,166	(851,166)	—

Total	1,076,998	2,134,082	257,396	946,320	199,804	4,614,600	(851,166)	3,763,434

Operating profit (loss)	(41,889)	105,571	15,403	67,767	2,026	148,878	(10,776)	138,102

For the three months ended March 31, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	627,293	2,007,361	207,314	855,184	217,576	3,914,728	—	3,914,728
Inter-geographic areas	612,056	141,328	70,071	182,908	1,323	1,007,686	(1,007,686)	—

Total	1,239,349	2,148,689	277,385	1,038,092	218,899	4,922,414	(1,007,686)	3,914,728

Operating profit (loss)	(32,219)	71,484	4,080	83,335	9,349	136,029	(9,203)	126,826

As of and for the year ended March 31, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,114,833	7,621,550	638,436	2,893,404	730,977	13,999,200	—	13,999,200
Inter-geographic areas	1,998,576	476,518	150,957	562,629	2,518	3,191,198	(3,191,198)	—

Total	4,113,409	8,098,068	789,393	3,456,033	733,495	17,190,398	(3,191,198)	13,999,200

Operating profit (loss)	104,560	398,725	12,112	331,466	29,016	875,879	(35,168)	840,711

Assets	4,236,574	10,743,185	675,983	2,694,622	670,332	19,020,696	(62,573)	18,958,123
Non-current assets other than financial instruments and deferred tax assets	2,492,467	4,766,609	107,443	694,919	187,220	8,248,658	—	8,248,658

As of and for the year ended March 31, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,240,033	8,067,455	680,497	3,541,680	831,481	15,361,146	—	15,361,146
Inter-geographic areas	2,240,651	517,150	236,717	679,340	6,043	3,679,901	(3,679,901)	—

Total	4,480,684	8,584,605	917,214	4,221,020	837,524	19,041,047	(3,679,901)	15,361,146

Operating profit (loss)	86,916	278,476	15,837	402,620	43,831	827,680	5,878	833,558

Assets	4,405,523	10,651,191	727,045	2,942,053	659,781	19,385,593	(36,429)	19,349,164
Non-current assets other than financial instruments and deferred tax assets	2,580,515	4,530,019	105,649	683,006	161,913	8,061,102	—	8,061,102

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 530,809 million as of March 31, 2017 and JPY 519,780 million as of March 31, 2018 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Information about per common share

Equity per share attributable to owners of the parent as of March 31, 2017 and 2018 are calculated based on the following information.

	2017	2018
Equity attributable to owners of the parent (millions of yen)	7,295,296	7,933,538
The number of shares outstanding at the end of the period (excluding treasury stock) (shares)	1,802,280,395	1,778,277,815
Equity per share attributable to owners of the parent (yen)	4,047.81	4,461.36

Earnings per share attributable to owners of the parent for the years ended March 31, 2017 and 2018 are calculated based on the following information. There were no potentially dilutive common shares outstanding for the years ended March 31, 2017 and 2018.

	2017	2018
Profit for the year attributable to owners of the parent (millions of yen)	616,569	1,059,337
Weighted average number of common shares outstanding, basic (shares)	1,802,282,093	1,793,088,970
Basic earnings per share attributable to owners of the parent (yen)	342.10	590.79

[C] Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on April 27, 2018, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

1. Reason for acquisition of own share

    The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2. Details of the acquisition

(1) Class of shares to be acquired:

    Shares of common stock

(2) Total number of shares to be acquired:

    Up to 18,000,000 shares (1.0% of total number of issued shares (excluding treasury stock))

(3) Total amount of shares to be acquired:

    Up to 70 billion yen

(4) Period of acquisition:

    Starting on May 7, 2018 and ending on December 31, 2018

(5) Method of acquisition:

    Market purchases on the Tokyo Stock Exchange

[D] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation.

For the year ended March 31, 2018, Honda has reached a settlement with the plaintiffs regarding the multidistrict class action litigation in the United States. This settlement is subject to final court approval. Honda recognized the settlement of JPY 53,739 million as selling, general and administrative expenses, which includes funds to support airbag inflator recall efforts and such.

Except for the class action lawsuits in the United States which have been settled, other class action lawsuits and civil lawsuits have not been resolved yet. Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

2. Impairment loss and reversal of impairment loss on investments accounted for using the equity method

The Company recognized impairment losses on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The amount of the impairment losses is JPY 12,871 million for the fiscal year ended March 31, 2017. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statements of income. For the fiscal year ended March 31, 2018, the Company did not recognize any significant impairment losses.

In addition, the Company recognized reversal of impairment losses on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The amount of the reversal of impairment losses is JPY 15,782 million, which had been previously recognized, for the fiscal year ended March 31, 2018. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the consolidated statements of income.

3. Impact of the pension plan amendment on the Company’s consolidated financial position and results of operations

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make a lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old. In addition, one of the defined benefit pension plans is replaced by a defined contribution plan.

These plan amendments resulted in a reduction of the defined benefit obligations and recognition of the past service cost in profit or loss. Honda recognized JPY 84,024 million of past service cost in a credit to profit or loss, of which JPY 37,197 million is included in cost of sales, JPY 21,385 million is included in selling, general and administrative and JPY 25,442 million is included in research and development in the consolidated statements of income for the year ended March 31, 2017. The defined benefit obligations and plan assets were also remeasured.

4. Impacts of the Enactment of the U.S. Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. applicable to the Company’s U.S. businesses was reduced from 35 percent to a blended corporate rate of 31.55 percent for the fiscal year ending March 31, 2018 and to 21 percent from the fiscal year commencing on April 1, 2018.

Based on the reduction of the federal corporate income tax rate, the Company reevaluated deferred tax assets and liabilities in its U.S. consolidated subsidiaries. As a result, the Company has recognized impacts of the enactment of the Tax Cuts and Jobs Act, including a decrease in income tax expenses of JPY 346,129 million, in the fiscal year ending March 31, 2018.

[Translation]

April 27, 2018

To:       Shareholders of Honda Motor Co., Ltd.

From:   Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

for the Fiscal Year Ending March 31, 2018

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on April 27, 2018, resolved to make a distribution of surplus (quarterly dividends), the record date of which is March 31, 2018.

Particulars

1. Details of Distribution of Surplus (Quarterly Dividends)

	Resolution	Previous Dividends Forecast (Announced on February 2, 2018)	Dividends Paid for the Corresponding Quarter in Fiscal 2017
Record Date	March 31, 2018	March 31, 2018	March 31, 2017
Dividends per Share of Common Stock (yen)	27	25	24
Total Amount of Dividends (million yen)	48,103	—	43,254
Effective Date	May 30, 2018	—	June 16, 2017
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

2. Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. The Company resolved that a fiscal year-end quarterly dividend payment of ¥27 per share of common stock is to be paid considering its consolidated financial results for the fiscal year ending March 31, 2018.

Reference: Details of Annual Dividends

	Dividends per Share (yen)
Record Date	End of First Quarter	End of Second Quarter	End of Third Quarter	Fiscal Year-end	Total
Dividends Paid in Fiscal 2018	24	24	25	27	100
Dividends Paid in Fiscal 2017	22	22	24	24	92

[Translation]

April 27, 2018

To:       Shareholders of Honda Motor Co., Ltd.

From:   Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on April 27, 2018, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

Particulars

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 18,000,000 shares (1.0 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 70 billion yen

(4)	Period of acquisition:

Starting on May 7, 2018 and ending on December 31, 2018

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

Reference:	The Company’s treasury stock held as of March 31, 2018
	Total number of issued shares (excluding treasury stock):	1,778,277,815 shares
	Total number of treasury stock:	33,150,615 shares